SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Materials Contained in this Report:

I.
English translation of a press release with respect to a press conference held by the registrant regarding financial results for FY2010, as filed by the registrant with the Tokyo Stock Exchange on May 11, 2010.

II.
English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 11, 2010, with respect to the registrant’s results of operations for the fiscal year ended March 31, 2010.

(1)	FY2010 Financial Summary

(2)	Supplemental Material for Financial Results for FY2010 (Consolidated)

(3)	Supplemental Material for Financial Results for FY2010 (Unconsolidated)

III.
English translation of the notice concerning the Holding of Ordinary General Shareholders’ Meeting to be held on June 24, 2010, as filed by the registrant with the Tokyo Stock Exchange on May 11, 2010.

IV.	English translation of the Notice Concerning Distribution of Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on May 11, 2010.

V.	English translation of the Notice Concerning Stock Acquisition Rights for the Purpose of Granting Stock Options, as filed by the registrant with the Tokyo Stock Exchange on May 11, 2010.

VI.	English translation of the Notice Concerning the Forecasts of Financial Results for FY2010, as filed by the registrant with the Tokyo Stock Exchange on May 11, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  May 11, 2010